CHARTERED SEMICONDUCTOR MANUFACTURING LTD (regn no. 198703584K) N e w s R e l e a s e

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com
Media Contacts:
Chartered U.S.:	Chartered Singapore:

Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Khor Hwee Eng (65) 6360.1748 khorhe@charteredsemi.com

Exhibit 99.1

CHARTERED SECURES ADDITIONAL FINANCING FOR FAB 7

SINGAPORE – October 9, 2007 – Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated foundries, announced that it has signed an agreement for a US$300 million term loan facility from Japan Bank for International Cooperation (JBIC) and Sumitomo Mitsui Banking Corporation (SMBC). The loan is to support the Phase 2 ramp of Fab 7, the company’s first 300-millimeter (mm) wafer fabrication facility.

The credit facility will be used to finance the purchase of Fab 7 equipment from Japanese vendors. It will be drawn down in accordance with the ramp schedule of the fab and will be repaid over a period of five years. Fifty percent of the loan will bear an interest rate of 5.65 percent. The other 50 percent of the loan will bear a funding cost of approximately London Interbank Offering Rate (LIBOR) plus 57 basis points. The funding costs mentioned above for both tranches exclude arrangement, commitment and related fees.

About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating the JBIC and SMBC loan secured by us, its availability to support the Phase 2 ramp of Fab 7 and the funding cost, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: demands from our major customers, specifically products from Fab 7; ramp schedule of Fab 7; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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